UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SEC File Number: 333-137174
CUSIP Number: 875100109
FORM 12b-25
NOTIFICATION OF LATE FILING
Check One): | | Form 10-K |_| Form 20-F |_| Form 11-K |x| Form 10-Q
|_| Form 10-D |_| Form N-SAR |_| Form N-CSR
For Quarter Ended: December 31, 2010
|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR
For the Transition Period Ended: _____________________
Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Tamm Oil and Gas Corp
Full Name of Registrant

Hola Communications, Inc.
Former Name if Applicable

833 4 Avenue SW
Address of Principal Executive Office (Street and Number)
Calgary Alberta, Canada T2P 3T5
City, State and Zip Code
PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N- CSR, or portion |X| thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Company's Annual Report on Form 10-K for the year ended March 31, 2011 cannot be filed within the prescribed time period because the predecessor audit review of the 10K could not be completed on time. The Company's Annual Report on Form 10-K will be filed on or before the 15th calendar day following the prescribed due date.

PART IV - OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification
William Tighe (403) 513-2663

(Name) (Area Code) (Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes |X| No |_|
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes |_|
No |X|
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Tamm Oil and Gas Corp.
(Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 29, 2011	By: /s/ William Tighe
Its: Chairman of Board